RBC RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

23.03.2007

07022008

SUPPL

RECEIVED
2007 MAR 22 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC is named again the best company in the Russian media sector'.
2. A press release: 'RBC Board approved IT divestment'.

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

Sincerely yours,

p.p. /Maria Sorokina IR Officer/

Natalia Makeeva
Investor Relations Director

3/22

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
Internet: http://www.rbc.ru

RosBusinessConsulting

RBC is named again the best company in the Russian media sector

Moscow, March 2, 2007. – In the end of February, Global Finance magazine released its ranking of the "Best Companies in Russia". OAO RBC Information Systems (**RTS, MICEX: RBCI**) was recognized as the leader of the Russian media segment for the second year running. All the winners will be honored at the Russian Economic Forum in London on April 24, 2007.

Global Finance's survey covers a number of Russian industries, including oil and gas, steel, non-ferrous metals and mining, utilities, telecom, media and the consumer sector. The results of the rating are based on the industry analysis, corporate reports and other expert sources. The best companies were selected on a variety of both objective and subjective criteria, with market share of a company, its profitability, evidence of a winning long-term strategy, management quality and commitment to improvement in corporate governance, being among the key factors.

"Russian companies had a remarkable year in 2006," says Global Finance publisher Joseph D. Giarraputo. "And there's every evidence that may continue in 2007. While commodity prices' strength clearly played large part in the robustness of the Russian economy, it was the unmistakable signs of movement towards real corporate restructuring that was so heartening, particularly in relation to a growing commitment to good corporate governance."

Commenting on the rating's results, RBC General Director Yuri Rovensky said, "This is not the first time when Global Finance magazine names RBC among the best Russian companies. The Russian media segment is a complex, very competitive and an extremely interesting sector, experiencing tremendous growth. We were certainly pleased to receive such a high appreciation of our work from independent experts. Winning this award inspires and encourages us to continue building an efficient and transparent business."

Global Finance focuses on the aspect of corporate finance, provides wide coverage of the most significant international events and business tendencies for 50,000 subscribers from 158 countries, as well as regularly publishes 'Best Banks' and 'Best Companies' ratings pertaining to different countries and regions.

Best Companies in Russia by Sector (Global Finance, February 2007)

Sector	*Name of the company*
Oil	Rosneft
Gas	Gazprom
Steel	NLMK
Non-Ferrous metals and mining	RusAL
Consumer	Pharmacy Chain 36.6
Utilities	RAO UES
Beverages	Baltika
Telecom	Sistema Telecom
Media	RBC

Investor contact: Natalia Makeeva
Tel: + 7 495 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

RBC RosBusinessConsulting

RBC Board approved IT divestment

Moscow, February 28, 2007 – At a meeting held on February 27, 2007, the Board of Directors of OAO RBC Information Systems **(RTS, MICEX: RBCI)** resolved to spin off the company's IT business through a sale of common stock in OAO Armada (the new name of the IT company) to RBC shareholders.

The Board also decided to convene an extraordinary general meeting (EGM) on April 24, 2007 to put forward the above transaction for approval by shareholders. March 7, 2007 is set as the date of record for the upcoming EGM. March 7, 2007 will also be the record date for the entitlement to purchase Armada shares.

The share capital of Armada consists of 10,000,000 common shares with a nominal value of RUR 1.00 (one ruble) per share. Out of 10,000,000 shares, shareholders will be offered to purchase 9,500,000 shares (95% of the share capital of Armada), and the remaining 500,000 shares (5% of the share capital) will be allocated to a share option program for the Armada Board of Directors and management.

The shares will be offered to RBC shareholders at a price of RUR 6.69 (approximately $0.26)[1] per share based on the notional value of the share capital and retained earnings of Armada, which amounted to RUR 66,876,000 (approximately $2.56m)[1] as of January 1, 2007 in accordance with the Russian accounting standards.

The number of Armada shares, which can be purchased by each RBC shareholder, will be determined as a proportional percentage of shares held in RBC Information Systems. Detailed information describing the terms and conditions of the share sale will be published on RBC's web site for investors (www.rbcinfosystems.com). Share purchase orders can be submitted from 9 a.m. (Moscow time) on March 12, 2007 to 6 p.m. (Moscow time) on April 23, 2007. All orders will be executed within thirty calendar days after the last submission date.

It is anticipated that existing shares of Armada will be listed on the MICEX and RTS as soon as possible and a depositary receipt program will be established. The company expects an over-the-counter market to start trading Armada shares on April 24, 2007 until the final listing. It is expected that RBC will nominate a reputable broker to conduct these transactions. It is also anticipated that research reports on Armada will be made available at the time of the share offering.

Investor contact: Natalia Makeeva
Tel: + 7 495 363 1111, E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com

END

[1]Based on the exchange rate set by the Russian Central Bank as of February 28, 2007. The USD equivalent is provided for information purposes only, as payment for shares issued by Russian legal entities is made in rubles in accordance with Russian legislation.